

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

<u>Via E-Mail</u>
Mr. Gareb Shamus, President and Chief Executive Officer
Wizard World, Inc.
1350 Avenue of the Americas, 2<sup>nd</sup> Floor
New York, New York 10019

      **Re:    Wizard World, Inc.**
             **Form 8-K/A**
             **Filed September 13, 2011**
             **File No. 000-33383**

Dear Mr. Shamus:

      We issued a comment letter to you on the above captioned filings on October 11, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 29, 2011 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by November 29, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Erin Wilson at (202) 551-6047 with any questions.

                               Sincerely,

                               /s/ Pamela Howell
                               for

                               John Reynolds
                               Assistant Director